April 02, 2024

Update of the Schedule A of FORM SBSE-A in order to:

- Include Mr. David Hazell as Principal and new CCO designated by the Applicant.
- Withdrawal of Mrs. Marjolein Van Hellemondt as Principal.
- Withdrawal of Mr. Bruce Carnegie-Brown as Principal.
- Update the name of the designated agent for service of process form Santander Investment Securities to Santander US Capital Markets LLC.